Powin Corporation

6975 SW Sandburg Road, Ste. 326
Tigard, OR 97223

March 31, 2010

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Powin Corporation

Pre-effective Amendment 8 to Registration Statement on Form S- 1

Filed March 30, 2010

  File No. 333-160930

 Dear Mr. Kelly and Mr. Ingram:

We are writing in response to your comments received March 30, 2010 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

Executive Compensation, page 31

1.

Please update the footnote and explain the determination of the value of the shares listed in the table.

RESPONSE: We apologize for the confusion caused by the previous wording of this comment. The current values listed in column (e) of the Executive Compensation table, as explained in footnote (1) is based on the fair market value at the date of grant at the close of business in accordance with ASC 718-20 (formerly SFAS No. 123R, Share-Based Payment). The reason for the reduction in the valuations in this column is because the Company discovered an error in this table and that the value per share used previously had been arbitrarily determined instead of valued in accordance with ASC 718-20.  This mistake occurred when correcting a previous S-1 filing and converting the amounts listed on this table from shares to dollars.  The table has since been updated to reflect the correct Fair Market Value at the time of the grant of the stock according to ASC 718-20. Once the Company identified the error in a previous review of the S-1, it wanted to amend the filing so it was not misleading to existing and future investors.

Jay E. Ingram

Edward M. Kelly

Securities and Exchange Commission

Closing

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Powin Corporation

By:   /s/ Joseph Lu

Joseph Lu, Chairman and CEO